UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
 Under the Securities Exchange Act of 1934
(Amendment No. ________)*
Solitron Devices, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
834256208
(CUSIP Number)
James R Schembs
10853 8th Ave NW
Seattle WA 98177
206.390.7414
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 28, 2012
(Date of Event which Requires Filing of this Statement)

CUSIP No. 834256208
1. Names of Reporting Persons. James R Schembs
I.R.S. Identification Nos. of above persons (entities only).
N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) [X]
3. SEC Use Only ................................................
4. Source of Funds (See Instructions) PF
5. Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with:
7. Sole Voting Power 150,768
8. Shared Voting Power 150,768
9. Sole Dispositive Power 150,768
10. Shared Dispositive Power 150,768
11. Aggregate Amount Beneficially Owned by Each Reporting Person 150,768
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13. Percent of Class Represented by Amount in Row (11) 6.6%
14. Type of Reporting Person (See Instructions) IN


Item 1. Security and Issuer.
Common Stock, Solitron Devices, Inc.,
3301 Electronics Way, West Palm Beach, Florida  33407
________________________________________________________________________________
Item 2. Identity and Background.
(a) James R Schembs
(b) 10853 8th Ave NW Seattle WA 98177
(c) James R Schembs is a financial analyst.
(d) Not applicable.
(e) Not applicable.
(f) USA
________________________________________________________________________________
Item 3. Source and Amount of Funds or Other Consideration.           None
________________________________________________________________________________
Item 4. Purpose of Transaction.
(a)
(b)
(c)
(d)
(e)
(f)
(g)
(h)
(i)
(j)
________________________________________________________________________________
Item 5. Interest in Securities of the Issuer.
(a)-(b) 150,768 Shares of Common Stock of Issuer. Represents 6.6% of total outstanding of 2,269,775. James R Schembs as an individual.
(c) none
(d) none
(e) n/a
________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None
________________________________________________________________________________
Item 7. Material to be Filed as Exhibits.
None
________________________________________________________________________________


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2012
(Date)

/s/ James R Schembs (Signature)